UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Gaming Partners International Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

36467A107

(CUSIP Number)

Naoki Terasawa

Angel Holdings Godo Kaisha

8-1-5 Seikadai Seika-cho, Souraku-gun,

Kyoto, 619-0238

Japan

+81-774-98-6780

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Christine M. Pallares, Esq.

Hogan Lovells US LLP

390 Madison Avenue

New York, NY 10017

(212) 918-3000

May 1, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36467A107

1	NAMES OF REPORTING PERSONS

Angel Holdings Godo Kaisha

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
See Item 5

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
See Item 5

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, HC

CUSIP No. 36467A107

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Yasushi Shigeta

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
See Item 5

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
See Item 5

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(Continued on following pages)

This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to the Common Stock, par value $0.01 per share (the “Shares”) issued by Gaming Partners International Corporation, a Nevada corporation (the “Issuer”) and amends the initial statement on Schedule 13D filed on November 30, 2018 (the “Schedule 13D”). The irrevocable proxy granted to Angel Holdings Godo Kaisha, a company organized under the laws of Japan (“Angel”, and, together with Mr. Yasushi Shigeta, the “Reporting Persons”) for 4,068,226 Shares has been terminated in accordance with its terms. Accordingly, this Amendment is the Reporting Person’s final amendment to Schedule 13D. Unless otherwise specified, capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

The total consideration paid by the Reporting Persons in connection with the merger described in Item 4 below was approximately $112.3 million, all of which was provided from the Reporting Persons’ cash on hand.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On May 1, 2019, the parties to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of November 27, 2018, by and among Angel, AGL Nevada Corporation, a Nevada corporation and a wholly-owned subsidiary of Angel (“Merger Sub”), and the Issuer consummated the Merger and the other transactions contemplated by the Merger Agreement. As a result, pursuant to the terms of the Voting Agreement, by and among the Angel, the Issuer, Holding Wilson, S.A. and Elisabeth Carretté, the irrevocable proxy granted to Angel was terminated in accordance with its terms upon the effective time of the Merger (the “Effective Time”).

As a result of the effectiveness of the Merger and the transactions contemplated by the Merger Agreement, the Issuer is now a wholly-owned subsidiary of Angel, a company wholly-owned by Mr. Yasushi Shigeta, an individual. At the Effective Time, the Shares that previously traded under the ticker symbol “GPIC”, ceased trading on, and are being delisted from, the NASDAQ Stock Market. The registration of the Shares under the federal securities laws will be terminated and the Issuer will no longer be required to file periodic reports with the United States Securities and Exchange Commission.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety by the following:

(a) and (b) As a result of the Merger and pursuant to the Merger Agreement, (i) the Reporting Persons acquired beneficial ownership of 100% of the outstanding Shares and (ii) the Reporting Persons have shared power to vote and dispose of 100% of the Shares.

(c) Except for the Merger Agreement, the Voting Agreement and the transactions contemplated by those agreements and described in this Amendment, neither of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

(d) To the Reporting Persons’ knowledge, no other person has the right to receive or power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock described herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

As a result of the consummation of the Merger, the Voting Agreement terminated in accordance with its terms on May 1, 2019, the Effective Time of the Merger.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete and correct.

Dated: May 2, 2019

Angel Holdings Godo Kaisha

By:	/s/ Naoki Terasawa
Name: Naoki Terasawa
Title: Authorized Person

YASUSHI SHIGETA

By:	/s/ Yasushi Shigeta